Psyence Biomedical Ltd.

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario MK5 2K1

October 8, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Psyence Biomedical Ltd.
Registration Statement on Form F-1
Filed October 2, 2024|
File No. 333-282468

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Psyence Biomedical Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Thursday, October 10, 2024, or as soon as thereafter practicable.

Very truly yours,

PSYENCE BIOMEDICAL LTD.

By:	/s/ Neil Maresky
Neil Maresky